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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 46)

                            ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                         87927W10
       (Title of class of securities)                             (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
               (Name, address and telephone number of person authorized
                        to receive notices and communications)

                                   NOVEMBER 6, 2006
               (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------------------    --------------------------------------
CUSIP No.  87927W10                   13D                           Page 2 of 6
--------------------------------------    --------------------------------------

-----------  -------------------------------------------------------------------
    1        NAME OF REPORTING PERSON         PIRELLI & C. S.p.A.
             I.R.S. IDENTIFICATION NO.        Not Applicable
             OF ABOVE PERSON
-----------  -------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                                  (b) [_]
-----------  -------------------------------------------------------------------
    3        SEC USE ONLY
-----------  -------------------------------------------------------------------
    4        SOURCE OF FUNDS:                             BK, WC

-----------  -------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e):                             [_]

-----------  -------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy

-----------  -------------------------------------------------------------------
                  7       SOLE VOTING POWER:                         182,113,185

  NUMBER OF  -----------  -----------------------------------------------------
   SHARES         8       SHARED VOTING POWER:                     2,407,345,359
BENEFICIALLY                                                        (See Item 5)
  OWNED BY   -----------  -----------------------------------------------------
    EACH          9       SOLE DISPOSITIVE POWER:                    182,113,185
  REPORTING
PERSON WITH  -----------  -----------------------------------------------------
                 10       SHARED DISPOSITIVE POWER:                2,407,345,359
                                                                    (See Item 5)
-----------  -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,589,458,544
             REPORTING PERSON:
-----------  -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES:                                                    [_]
-----------  -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          19.35%

-----------  -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON:             CO

-----------  -------------------------------------------------------------------

--------------------------------------    --------------------------------------
CUSIP No.  87927W10                   13D                           Page 3 of 6
--------------------------------------    --------------------------------------


-----------  -------------------------------------------------------------------
    1        NAME OF REPORTING PERSON         OLIMPIA S.p.A.
             I.R.S. IDENTIFICATION NO.        Not Applicable
             OF ABOVE PERSON
-----------  -------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                                  (b) [_]
-----------  -------------------------------------------------------------------
    3        SEC USE ONLY
-----------  -------------------------------------------------------------------
    4        SOURCE OF FUNDS:                             WC

-----------  -------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e):                             [_]

-----------  -------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy

-----------  -------------------------------------------------------------------
                  7       SOLE VOTING POWER:                         0

  NUMBER OF  -----------  -----------------------------------------------------
   SHARES         8       SHARED VOTING POWER:                     2,407,345,359
BENEFICIALLY                                                        (See Item 5)
  OWNED BY   -----------  -----------------------------------------------------
    EACH          9       SOLE DISPOSITIVE POWER:                    0
  REPORTING
PERSON WITH  -----------  -----------------------------------------------------
                 10       SHARED DISPOSITIVE POWER:                2,407,345,359
                                                                    (See Item 5)
-----------  -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,407,345,359
             REPORTING PERSON:
-----------  -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES:                                                    [_]
-----------  -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          17.99%
                                                                    (See Item 5)
-----------  -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON:             CO

-----------  -------------------------------------------------------------------

            This Amendment No. 46 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

            Pirelli & C., Olimpia, Edizione Holding and Edizione Finance are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement described in Amendment No. 45 to the Statement on
Schedule 13D, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding or Edizione Finance has been provided by the nominating person or by such nominee director or officer.

ITEM 2.    IDENTITY AND BACKGROUND

      On November 6, 2006, Mr. Carlo Buora resigned from all positions held by him with Pirelli & C. and Olimpia, including the positions of director, managing director and general manager of Pirelli & C. and director of Olimpia. A press release issued by Pirelli & C. in connection with Mr. Buora's resignation is filed as Exhibit 105.

      Also on November 6, 2006, Olimpia issued a press release which reported that the board of directors had resolved to call a shareholders meeting of Olimpia in order to consider (a) re-electing the existing members of the board of directors of Olimpia and (b) amending the by-laws of Olimpia by (i) reducing the size of the board of directors from ten to six and (ii) reducing to 81 percent the proportion of the total number of Olimpia shares required to be (A) represented at an extraordinary shareholders meeting in order to constitute a quorum and (B) affirmatively voted in order to approve any resolution at an extraordinary shareholders meeting. A copy of the press release is filed as
Exhibit 106.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

105.       Press Release, dated as of November 6, 2006, issued by Pirelli & C.

106.       Press Release, dated as of November 6, 2006, issued by Olimpia.





                               Page 4 of 6 Pages

                                  EXHIBIT INDEX

Exhibit No.
-----------

   105.      Press Release, dated as of November 6, 2006, issued by Pirelli & C.

   106.      Press Release, dated as of November 6, 2006, issued by Olimpia.


















                               Page 5 of 6 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2006

                                    PIRELLI & C. S.p.A.


                                    By:    /s/ Anna Chiara Svelto
                                       --------------------------------
                                       Name:  Anna Chiara Svelto
                                       Title: Attorney-in-fact


                                    OLIMPIA S.p.A.


                                    By:    /s/ Luciano Gobbi
                                       --------------------------------
                                       Name:  Luciano Gobbi
                                       Title: Director and Attorney-in-fact















                               Page 6 of 6 Pages